March 14, 2006

BY FACSIMILE AND U.S. MAIL

George B. Raine, Esquire
Ropes & Gray
One International Place
Boston, MA 02110-2624

Re: Putnam High Income Securities Fund
File No. 811-5133
Shareholder Proposal of Robert P. Laukat

Dear Mr. Raine:

In a letter dated January 31, 2006, you notified the staff of the Securities and Exchange Commission that the Putnam High Income Securities Fund ("the Fund") proposes to omit from its proxy materials for its 2006 annual meeting the supporting statement ("Supporting Statement") to a shareholder proposal ("the Proposal") submitted by Mr. Robert P. Laukat (the "Proponent").[1] The Proposal provides:

> RESOLVE; that the shareholders of the Putnam High Income Bond Fund[2] assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary action to provide for cumulative voting in the election of directors, which means each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

You request our assurances that we would not recommend enforcement action if the Fund omits the Supporting Statement in reliance on Rules 14a-8(i)(3) and 14a-8(l) under the Securities Exchange Act of 1934 (the "1934 Act").

Omission of the Supporting Statement Based on Rules 14a-8(i)(3) and 14a-9

You assert that because various portions of the Supporting Statement are false or misleading, the Fund may omit them pursuant to Rule 14a-8(i)(3). This rule allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under the 1934 Act, which prohibits materially false and misleading

[1] We also received and considered the Proponent's letters of January 17, 2005, and January 21, 2006.

[2] The Putnam High Income Securities Fund was formerly known as the Putnam High Income Bond Fund.

statements in proxy soliciting materials. You argue that the supporting statement contains material inaccuracies and omissions, and is otherwise vague, indefinite and/or incomprehensible, particularly in paragraphs two through five.[3]

We cannot assure you that we would not recommend enforcement action if the Fund excludes the Supporting Statement in reliance upon Rule 14a-8(i)(3). We do not believe that any statement in the Supporting Statement rises to the level of materially misleading, and many are simply statements of the Proponent's opinion. The Fund will have an opportunity to include in its proxy statement arguments reflecting its own point of view on the proposal. See Rule 14a-8(m)(1); Staff Legal Bulletin 14B (companies should address in their statements of opposition objections to opinions or factual assertions that may be disputed or countered even though not materially false or misleading). Therefore, we are unable to concur with your view that the Fund may omit the Supporting Statement under Rule 14a-8(i)(3).

Omission of Part of the Supporting Statement Based on Rule 14a-8(l)(1)

You assert that the Fund may omit paragraph six because that paragraph contains the Proponent's address and phone number pursuant to Rule 14a-8(l)(1). This rule allows a company to omit a proponent's name and address so long as the company includes a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

There appears to be some basis for your view that you may omit the Proponent's name, address and telephone number from the supporting statement in reliance on Rule 14a-8(l)(1). This position assumes that the Fund will include in its proxy materials a statement that the name and address will be furnished by the Fund to any person, promptly upon request. See Strategic Global Income Fund, Inc. (pub. avail. March 24, 2000). Accordingly, the staff would not recommend enforcement action against the Fund if it omits the sixth paragraph of the supporting statement in reliance upon Rule 14a-8(l)(1), provided that it provides the Proponent's name and address (including his telephone number) to shareholders who request it.

* * * * *

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments regarding this matter, please contact the undersigned at (202) 551-6941.

Sincerely,

Linda B. Stirling
Senior Counsel

cc: Robert P. Laukat

[3] We note that you do not argue that paragraph one specifically contains false or misleading information; rather, your arguments pertain to paragraphs two through five.

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

January 31, 2006

George B. Raine
(617) 951-7556
george.raine@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549
Attention: Office of Chief Counsel

Re: High Income Securities Fund
Commission File Number 811-05133
Intention to Omit the Supporting Statement to the Shareholder Proposal of Robert P. Laukat

Ladies and Gentlemen:

We are writing as counsel to Putnam High Income Securities Fund (formerly Putnam High Income Bond Fund) (the "Fund") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Fund hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Fund's 2006 Annual Meeting of Shareholders the supporting statement (the "Supporting Statement") to the shareholder proposal (the "Shareholder Proposal") submitted to the Fund by Mr. Robert P. Laukat (the "Proponent"), on the grounds that the Supporting Statement is largely irrelevant and potentially misleading under Rule 14a-9. A copy of the Shareholder Proposal and Supporting Statement is attached hereto as Exhibit A. Pursuant to Rule 14a-8(j) under the Exchange Act, the Fund will file its definitive Proxy Materials with the Commission no earlier than April 21, 2006.

The Shareholder Proposal requests that the Trustees of the Fund, a Massachusetts business trust, take action to implement cumulative voting procedures in connection with the election of its trustees. The Fund acknowledges that the staff (the "Staff") of the Commission has generally not granted no-action relief in connection with exclusion of shareholder proposals regarding the implementation of cumulative voting for directors or trustees and accordingly does not seek to exclude the Shareholder Proposal itself from its Proxy Materials.

However, on behalf of the Fund, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Fund omits the Supporting Statement in its entirety from its Proxy Materials for the reasons set forth below. In the event the Staff believes that the Supporting Statement may appropriately be reformed by the Proponent, the Fund is of the view that, for the reasons set forth below, various portions of the Supporting Statement are false or misleading and should be excluded from the Proxy Materials.

Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act. Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading with respect to a material fact and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading.

The Staff has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., *Honeywell International Inc.*, SEC No-Action Letter (February 5, 2003); *Winland Electronics, Inc.*, SEC No-Action Letter (May 24, 2002); *Phoenix Gold International, Inc.*, SEC No-Action Letter (November 21, 2000). The Staff has also indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading. See *Staff Legal Bulletin No. 14* (July 13, 2001). The Fund respectfully submits that, for the reasons set forth below, the Supporting Statement contains false or misleading statements and may be excluded pursuant to Rule 14a-8(i)(3).

The second, third and fourth paragraphs of the Supporting Statement are irrelevant to the Proposal and could mislead shareholders about the subject matter of the proposed vote. The second and third paragraphs address the Fund's investment performance in the five-year period ended August 31, 2004 shown in the Fund's Prospectus/Proxy Statement filed in connection with the merger. The Proponent does not assert, and we cannot identify, any causal link between cumulative voting for trustees and investment performance. Rather, the Fund's performance, like that of other investment companies, is affected by the investment decisions of its investment adviser, as well as by general economic factors and their impact on the Fund's investments.

The Supporting Statement devotes most of its discussion in the second, third, fourth and fifth paragraphs to criticizing the 2005 merger between the Fund and Putnam High Income Opportunities Trust. Such discussion is irrelevant and potentially misleading, as it has no clear logical connection to the Proposal regarding cumulative voting. The SEC's Division of Corporation Finance has expressly noted that exclusion or modification of a supporting statement may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *Staff Legal Bulletin No. 14B*, at B.4 (September 15, 2004) (describing application of Rule 14a-8(i)(3)). Furthermore, because the Proponent selectively recites a few statistics out of the detailed public disclosure provided to shareholders of the merging funds in 2005, any statement of opposition prepared by the Fund's Trustees would have to provide additional clarifying details about the merger in response, which would only serve to confuse shareholders further as to the substantive matter on which they are being asked to vote.

Certain facts recited in the Supporting Statement are particularly false or misleading. In the second paragraph, the proponent incorrectly states that the "management fees" of Putnam High Income Opportunities Trust and the Fund were 1.79% and 1.09%, respectively. In fact, these figures reflect the total expense ratios of the funds for the fiscal years ended February 29, 2004 and August 31, 2004, respectively, rather than their management fee rates, which were significantly lower, namely 1.35% and 0.75%, respectively. Furthermore, in the fourth paragraph, the Proponent asserts that Fund shareholders were disadvantaged because Putnam High Income Opportunity Fund raised its January 2005 dividend prior to completion of the merger in question. This assertion is misleading because it implies that, had a lower dividend payment been made in January 2005, the shareholders of the Fund would, upon completion of the merger, have been entitled to receive greater distributions – in contrast, the number and value of shares issued in fund mergers is based on the relative net assets of the merging funds, and the size of pre-merger distributions by one fund would generally neither advantage nor disadvantage shareholders of the other fund. In point of fact, the increase in dividend was occasioned by an effort to pay out to shareholders the acquired fund's accumulated taxable income prior to the merger, as is commonly done in fund mergers.

The Supporting Statement provides Mr. Laukat's personal address and a suggestion that other shareholders should feel free to contact him. The Staff has previously indicated that Rule 14a-8(l) is a "self-executing provision of the rule that permits a company to exclude from its proxy statement a shareholder proponent's name, address and number of voting securities held, as long as the company includes a statement that it will provide this information to shareholders promptly upon receiving an oral or written request."[1]

In light of the false, misleading and irrelevant statements described above, the Fund submits that the Supporting Statement may be excluded from the Proxy Materials. In the event the Staff believes that the Supporting Statement may appropriately be reformed by the Proponent, the Fund is of the view that the portions discussed in the preceding paragraphs should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3), in particular insofar as they relate to discussions of the Fund's 2005 merger, its investment performance and Mr. Laukat's contact information.

* * *

In accordance with Rule 14a-8(j), the Fund is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Supporting Statement from its Proxy Materials. On behalf of the Fund, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Supporting Statement is excluded from the Fund's Proxy Materials for the reasons set forth above.

---

[1] *Staff Legal Bulletin No. 14C (CF)* (June 28, 2005).

Should the Staff require any additional information, please contact the undersigned at 617-951-7556 or John W. Gerstmayr, also of Ropes & Gray LLP, at 617-951-7393. Should the Staff disagree with the Fund's proposed course of action, we would appreciate the opportunity to confer with the Staff before it issues a response to this letter.

Very truly yours,

George B. Raine

Attachment

cc: Robert P. Laukat

EXHIBIT A

ROBERT P. LAUKAT
23340 Lakewood Drive, Twain Harte, CA 95383
Phone: 209 586-7734

January 17, 2005

Putnam High Income Fund
One Post Office Square
Boston, Massachusetts 02109

Gentlemen:

Enclosed is a shareholder proposal and supporting statement which I hereby submit for inclusion in the Corporation's Proxy Statement and for a presentation at the year 2006 annual shareholder's meeting.

In accordance with the Securities Exchange Commission's Regulations under Rule 14-A-8, please be advised I have owned shares of the corporation with the market value of $2,000 continuously for the preceding one year, which I intend to maintain such ownership through the date of 2006 Annual Meeting.

If you would like to discuss this proposal and/or supporting statement, or intend to object to the resolution entry in the 2006 proxy statements, please contact me at the above address.

I hope to be at the June 2005 meeting to voice my opinion on the merger. The 2005 proposals had to be to you by December 23, 2004 to be included in the proxy statement. Otherwise, I would have presented this proposal at the 2005 meeting.

Cordially,

Robert P. Lauket

cc: The Securities and Exchange Commission
Attention: Chief Council Division of Investment Management
450 - 5th St NW
Washington, DC 20459

Shareholder Proposal by Robert P. Lauket

Holder of 16,714 shares as of 12/31/05.

RESOLVE; that the shareholders of the Putnam High Income Bond Fund assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary action to provide for cumulative voting in the election of directors, which means each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

<u>Supporting Statement</u>

Some states have mandatory cumulative voting, so do national banks. The reason for this is for the shareholders to exercise more control of the directors.

I wrote Mr. Putnam concerning the merger of the Bond Fund (PCF) and the Opportunity Fund (PCV) pointing out the following: The Opportunity Fund at the time of the announcement was selling at 11.3% discount from the net asset value and the Bond Fund was at an 8.3% discount. If done at the market price the, one we have to live with, it would be fairer to the Bond Fund. Secondly, the Opportunity Fund had a 1.79% management fee; the Bond Fund a 1.09% management fee. A .70% advantage to the Opportunity Fund, if the proforma management fee projected of 1.04% is correct. Further, the 5 year annual return, on the market price as indicated in the December 3rd 2004 announcement, was 4.22% for the Opportunity Fund. The return for the Bond Fund was 6.42%.

I concluded in my letter that the moral and fiduciary responsibility of the Bond Fund Directors was to make adjustments that would be fairer to the Bond Fund shareholders. I asked Mr. Putnam to respond to my letter himself and not turn it over to a subordinate to give me a boiler plate answer. Sure enough I got a boiler plate answer from a subordinate.

We, the Bond shareholders, got the short end of the merger and to add insult to injury, the Opportunity Fund raised their January 21st dividend from $.107 a share to $.12 per share. Wouldn't it be fairer to leave that dividend as it was and use the money for the benefit of all the shareholders of the merged company?

The merger is done. I believe even in the merged company it would benefit us all to make the Board and particularly the Chairman more responsive to the shareholders. Please vote "yes" on this proposal.

If any shareholder would like to discuss this proposal with me, my phone number is 209 586-7734. My address is 23340 Lakewood Drive, Twain Harte, CA 95383.